                         [THE FUTURE NOW, INC. LOGO]


                             8044 MONTGOMERY ROAD
                                  SUITE 601
                            CINCINNATI, OHIO 45236


                                                          August ------ , 1995
Dear Shareholder:


   You are cordially invited to attend a special meeting (the "Special Meeting") of shareholders of The Future Now, Inc. ("TFN") to be held on ------ , 1995, at 10:00 a.m. at The Harley Hotel, Suite ------ , 8020
Montgomery Road, Cincinnati, Ohio.

   At the meeting, you will be asked to consider and vote on a proposed merger of TFN with IE Ohio Acquisition Corporation, a corporation organized under the laws of the State of Ohio ("Mergerco"). Mergerco is a wholly owned subsidiary of Intelligent Electronics, Inc., a corporation organized under the laws of the Commonwealth of Pennsylvania ("IE"). Under the terms of the proposed merger, TFN will be the surviving corporation and will be a wholly owned subsidiary of IE (the "Merger").

   IE is a Pennsylvania corporation which provides computer technology products and services. For its fiscal year ended January 28, 1995, IE's revenues exceeded $3.2 billion. IE Common Stock is traded on the Nasdaq National Market. The last reported sale price of IE Common Stock on ------ , 1995 as reported by Nasdaq was $------ per share.

   In the Merger, each share of common stock of TFN ("TFN Common Stock") issued and outstanding immediately prior to the effective time of the Merger (other than shares held by IE, in the treasury of TFN or any subsidiary of TFN or by dissenting shareholders) shall be converted into 0.6588 (the "Conversion Number") fully paid and nonassessable shares of Common Stock, par value $.01 per share, of IE ("IE Common Stock"), subject to adjustment as described below, and cash in lieu of issuance of any fractional share.

   If the average closing price of IE Common Stock as reported by The Nasdaq Stock Market during the 20 trading days ending on the second trading day prior to the Merger (the "Average Closing Price") is greater than $11.00 or is less than $9.00, the Merger Agreement may be terminated by IE or TFN, respectively. If IE elects to terminate the Merger Agreement because the Average Closing Price is greater than $11.00, TFN has the right to override any such termination election by agreeing that the Conversion Number will be changed to the quotient that results from dividing $7.2468 ($11.00 times 0.6588) by the Average Closing Price, which will result in a Conversion Number less than 0.6588. In such event, TFN Shareholders would receive the equivalent in shares of IE Common Stock of $7.2468 (valued at the Average Closing Price) for each share of TFN Common Stock. It also is possible, although unlikely, that the Average Closing Price would exceed $11 per share and (i) IE would exercise its termination right and TFN would elect not to proceed with the transaction and therefore would remain an independent company and TFN Shareholders would retain their shares of TFN Common Stock, or (ii) IE would not elect to exercise its termination right, in which case each share of TFN Common Stock would be converted into 0.6588 shares of IE Common Stock having a value (based on the Average Closing Price) exceeding $7.2468 per share of TFN Common Stock. In no event will the value of the IE Common Stock received in the Merger (based on the Average Closing Price) be less than $7.2468 per share of TFN Common Stock if the Average Closing Price exceeds $11 per share of IE Common Stock and the Merger is consummated. As of August ,
1995 the Average Closing Price would have been $        .

   If TFN elects to terminate the Merger Agreement because the Average Closing Price is less than $9.00, IE has the right to override any such termination election by agreeing that the Conversion Number will be changed to the quotient that results from dividing $5.9292 ($9.00 times 0.6588) by the Average Closing Price, which will result in a Conversion Number greater than 0.6588. In such event, TFN Shareholders would receive the equivalent in shares of IE Common Stock of $5.9292 (valued at the Average Closing Price) for each share of TFN Common Stock. It also is possible that the Average Closing Price would be less than $9 per share and (i) TFN would exercise its termination right and IE would elect not to proceed with the transaction and TFN therefore would remain an independent company and TFN Shareholders would retain their shares of TFN Common Stock, or (ii) TFN would not elect to exercise its termination right, in which case each share of TFN Common Stock would be converted into 0.6588 shares of IE Common Stock having a value (based on the Average Closing Price) less than $5.9292 per share of TFN Common Stock.


   The effect of these alternatives is presented in the following table:

       Average                                     Conversion Number
    Closing Price           Party Action         (Value Per TFN Share)
--------------------   --------------------   --------------------------
[S]                     [C]                    [C]
$9-11, inclusive        None permitted          0.6588 (value between
                                                $5.9292 and $7.2468)

over $11                None taken              0.6588 (value greater
                        by IE                   than $7.2468)

                        IE termination/         $7.2468 divided by
                        TFN override            Average Closing Price
                                                (value equals $7.2468)

                        IE termination/         Merger terminates
                        no TFN override

under $9                None taken              0.6588 (value below
                        by TFN                  $5.9292)

                        TFN termination/        $5.9292 divided by
                        IE override             Average Closing Price
                                                (value equals $5.9292)

                        TFN termination/        Merger terminates
                        no IE override

   As discussed in the attached Proxy Statement/Prospectus, the TFN Board of Directors believes that, unless circumstances change significantly from those in place as of the date hereof, it would be in the best interests of TFN Shareholders for the TFN Board of Directors to exercise its override right if the Average Closing Price exceeds $11.00 and IE elects to terminate the Merger Agreement. For additional information about the potential adjustments to the Conversion Number, see "The Merger - Determination of the Conversion Number." For additional information about the potential consequences of TFN continuing to operate as an independent company, see "The Merger - Consequences to TFN if the Merger Is Not Approved."

   A Special Committee of the Board of Directors of TFN (the "Special Committee") has considered the fairness of the terms and conditions of the Merger. The Special Committee has unanimously recommended the proposed terms of the Merger Agreement to your Board of Directors and your Board of Directors has unanimously approved the Merger Agreement. Your Board of Directors recommends that you vote FOR adoption of the Merger Agreement. Approval of the proposal to adopt the Merger Agreement will also authorize your Board of Directors to exercise its discretion whether to proceed with the Merger in the event either (i) IE exercises its termination right if the Average Closing Price is greater than $11.00 or (ii) TFN has the right to exercise its termination right if the Average Closing Price is less than $9.00.

   The attached Proxy Statement/Prospectus is a proxy statement for the Special Meeting and a prospectus for the shares of IE Common Stock (and options and warrants to purchase IE Common Stock) to be issued in the Merger to holders of TFN Common Stock (and TFN options and warrants).

   Please give these materials your careful attention, because the discussion included therein is important to your decision on the matters being presented. Whether or not you plan to attend the Special Meeting in person, please promptly mark, sign and date the enclosed proxy and return it in the enclosed envelope to ensure that your shares will be represented at the Meeting. If you attend the Special Meeting in person, you may revoke your proxy at the meeting by voting in person. IE beneficially owns 2,344,024 shares of TFN Common Stock, representing approximately 31% of the outstanding shares of TFN Common Stock. IE intends to vote or cause to be voted such shares in favor of adoption of the Merger Agreement. For purposes of one of the levels of vote required under the Ohio Control Share Acquisition Act, IE's shares of TFN Common Stock will not be counted in determining whether the requisite percentage of TFN's shareholders adopt the Merger Agreement.

   We look forward to seeing you at the Special Meeting.

                                            Sincerely,

                                            Terry L. Theye
                                            Chairman of the Board
                                            and Chief Executive Officer